Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended May 31, 2015

Filed: July 15, 2015

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of Canadian dollars)

	May 31, 2015	August 31, 2014
ASSETS
Current
Cash and cash equivalents	$98,138	$108,150
Amounts receivable (Note 4)	8,643	13,848
Prepaid expenses	268	714
Total current assets	107,049	122,712

Deferred financing fees (Note 3)	3,102	4,206
Performance bonds (Note 5 (ii))	5,619	5,101
Exploration and evaluation assets (Note 6)	33,343	30,612
Property, plant and equipment (Note 5)	509,141	387,608
Total assets	$658,254	$550,239

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,135	$28,576
Total current liabilities	9,135	28,576

Deferred income taxes	11,652	11,585
Asset retirement obligation	3,062	1,636
Total liabilities	23,849	41,797

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	716,148	590,774
Contributed surplus	25,038	22,374
Accumulated other comprehensive loss	(63,617)	(63,980)
Deficit	(114,181)	(120,484)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	563,388	428,684

Non-controlling interest (Note 5 (i) & Note 6)	71,017	79,758
Total shareholders’ equity	634,405	508,442
Total liabilities and shareholders’ equity	$658,254	$550,239

CONTINGENCIES AND COMMITMENTS (NOTE 9)

Approved by the Board of Directors and authorized for issue on July 15, 2015

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited – in thousands of Canadian dollars, except share data)

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014

EXPENSES
General and administrative	$1,696	$1,350	$6,503	$5,862
Foreign exchange (gain) loss	(3)	276	(8,861)	(477)
Stock compensation expense	-	-	1,398	2,222
Termination and finance fees (Note 3)	-	-	2,000	-
Write-down of deferred financing fees (Note 3)	-	-	4,206	-
Write-down of exploration and evaluation assets (Note 6)	2,820	3,388	2,820	3,388
	(4,513)	(5,014)	(8,066)	(10,995)

Finance income	1,325	694	3,580	3,400
Loss for the period	(3,188)	(4,320)	(4,486)	(7,595)

Items that may be subsequently reclassified to net loss
Exchange differences in translating foreign operations	(23,449)	(2,222)	2,411	(177)

Comprehensive loss for the period	(26,637)	(6,542)	(2,075)	(7,772)

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(3,189)	(4,324)	(3,502)	(7,629)
Non-controlling interests	1	4	(984)	34
	$(3,188)	$(4,320)	$(4,486)	$(7,595)

Comprehensive income (loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(24,299)	(6,156)	(1,819)	(7,450)
Non-controlling interests	(2,338)	(386)	(256)	(322)
	$(26,637)	$(6,542)	$(2,075)	$(7,772)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	768,943,030	551,285,418	671,199,800	484,909,537

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – in thousands of Canadian dollars, except share data)

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2013	402,759,542	$425,435	$18,593	$(61,481)	$(85,349)	$297,198	$54,410	$351,608
Stock based compensation	-	-	3,367	-	-	3,367	-	3,367
Share issuance costs	-	(9,968)	-	-	-	(9,968)	-	(9,968)
Share issuance – financing	148,500,000	175,230	-	-	-	175,230	-	175,230
Issued upon the exercise of options	28,300	42	(13)	-	-	29	-	29
Funding of non-controlling interest	-	-	-	-	(5,029)	(5,029)	5,029	-
Transactions with non-controlling interest	-	-	-	(1,077)	(11,694)	(12,771)	12,771	-
Foreign currency translation	-	-	-	179	-	179	(356)	(177)
Net (loss) income for the period	-	-	-	-	(7,629)	(7,629)	34	(7,595)
Balance, May 31, 2014	551,287,842	$590,739	$21,947	$(62,379)	$(109,701)	$440,606	$71,888	$512,494
Stock based compensation	-	-	436	-	-	436	-	436
Issued upon the exercise of options	25,000	35	(9)	-	-	26	-	26
Transactions with non-controlling interest (Note 5)	-	-	-	(310)	(7,974)	(8,284)	8,284	-
Foreign currency translation adjustment	-	-	-	(1,291)	-	(1,291)	(359)	(1,650)
Net loss for the period	-	-	-	-	(2,809)	(2,809)	(55)	(2,864)
Balance, August 31, 2014	551,312,842	590,774	22,374	(63,980)	(120,484)	428,684	79,758	508,442
Stock based compensation	-	-	2,664	-	-	2,664	-	2,664
Share issuance – financing	214,800,000	132,071	-	-	-	132,071	-	132,071
Share issuance costs	-	(8,566)	-	-	-	(8,566)	-	(8,566)
Shares issued for loan facility	2,830,188	1,869	-	-	-	1,869	-	1,869
Transactions with non-controlling interest (Note 5)	-	-	-	(1,320)	9,805	8,485	(8,485)	-
Foreign currency translation adjustment	-	-	-	1,683	-	1,683	728	2,411
Net loss for the period	-	-	-	-	(3,502)	(3,502)	(984)	(4,486)
Balance, May 31, 2015	768,943,030	$716,148	$25,038	$(63,617)	$(114,181)	$563,388	$71,017	$634,405

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – in thousands of Canadian dollars)

	Nine months ended
	May 31,	May 31,
	2015	2014

OPERATING ACTIVITIES
Loss for the period	$(4,486)	$(7,595)

Add items not affecting cash:
Depreciation	431	354
Foreign exchange gain	(1,947)	3
Write-down of deferred finance fees (Note 3)	4,206	-
Write-down of exploration properties	2,820	3,388
Stock compensation expense	1,398	2,222
Net change in non-cash working capital (Note 10)	171	(1,146)
	2,593	(2,774)

FINANCING ACTIVITIES
Share issuance	132,071	175,230
Share issuance costs	(8,566)	(9,968)
Share issuance – stock options	-	29
Interest Paid (Note 3)	(1,109)	-
	122,396	165,291

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(129,684)	(109,771)
Exploration expenditures, net of recoveries	(9,732)	(7,792)
South African VAT	5,248	(4,438)
Performance bonds	(482)	(1,509)
Restricted cash	-	10,125
	(134,650)	(113,385)

Net (decrease) increase in cash and cash equivalents	(9,661)	49,132
Effect of foreign exchange on cash and cash equivalents	(351)	(225)
Cash and cash equivalents, beginning of period	108,150	111,784

Cash and cash equivalents, end of period	$98,138	$160,691

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

1.          NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and Canada. The Company is currently developing the WBJV (Maseve) Project 1 platinum mine located on the Western Limb of the Bushveld Complex in South Africa (“Project 1”). Project 1 is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held a 82.9% working interest as of May 31, 2015 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for Project 1 on April 4, 2012 by the Government of South Africa (the “Mining Right”).

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV Project and Waterberg Extension Project, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be consolidated. See details at Note 6. below. The Company is advancing the consolidated Waterberg Project, with drilling and engineering work presently underway as part of a pre-feasibility study.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

			Proportion of ownership interest
		Place of	and voting power held
		incorporation		August 31,
Name of subsidiary	Principal activity	and operation	May 31, 2015	2014

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd	Mining	South Africa	82.9%[1]	78.7%[1]
Wesplats Holdings (Pty) Limited[2]	Holding company	South Africa	100%	100%
Platinum Group Metals (Barbados) Ltd.	Holding company	Barbados	100%	100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%[3]	49.9%[3]

1See Note 5(i) “Ownership of Project 1”
2In process of being wound up and de-registered
3The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes as the
Company is Mnombo’s only source of funding at the current time.

2.          BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and have been prepared under the historical cost convention.

These unaudited condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2014. The consolidated financial statements are presented in Canadian dollars.

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2014 with the following standards adopted in the current fiscal period:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

  Amendment to IAS 36, Impairment of Assets is to address the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less cost of disposal.

  IFRS 8, Operating Segments, require an entity to disclose the judgements made by management in applying aggregation criteria to operating segments and to provide clarity that a reconciliation of a reportable segments’ total assets and the entity’s assets should only be provided if the segment asset details are regularly provided to the chief operating decision maker.

These new standards adopted have not resulted in any material change to the results and financial position of the Company.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the current accounting period and have not been applied in preparing these consolidated financial statements. These include:

  IFRS 15 Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

  In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

The Company is currently considering the possible effect of the new and revised standards which will be effective to the Company’s consolidated financial statements in the future.

3.          DEFERRED FINANCING FEES

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (the “Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a Senior Secured Loan Facility (the “Facility”) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Company has made or will be obligated to make certain additional payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Facility, paid by issuance of 2,830,188 common shares of the Company in the period; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Facility, payable in common shares of the Company issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Facility; and (d) a standby fee payable in cash equal to 4% per annum of the un-advanced principal amount of the Facility to be paid in monthly instalments until December 31, 2015. The Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

The Facility is to be available until December 31, 2015. The advance of funds under the Facility by the Lenders is subject to certain terms and conditions set out in the credit agreement, including satisfactory due diligence and the receipt of all applicable approvals.

Fees paid to the Lenders, (including 2,830,188 common shares issued) and certain legal and regulatory fees incurred for the establishment of the Facility amounting to $3,102 have been recognized as transaction costs deferred until draw down occurs. When the Facility is drawn, the deferred fees will be netted against the gross proceeds of the financing and recognized over the term of the Facility on an effective interest rate basis. Should the project financing not be drawn from the Facility, the deferred finance fees will be expensed.

Deferred finance costs amounting to $4.2 million, related to a previously proposed loan facility with a syndicate of banks and to a unit offering which did not complete, were written off in the current nine month period. Additional termination and finance fees totaling $2.0 million related to the previous loan facility and the unit offering were also incurred and expensed in the current nine month period.

4.          AMOUNTS RECEIVABLE

	May 31, 2015	August 31, 2014
South African VAT	$6,607	$11,820
Foreign jurisdiction tax payable to be recovered	393	744
Other receivables	108	382
Canadian sales tax	86	84
Due from JOGMEC (Note 6)	1,148	479
Interest	32	93
Operating expense advances	-	11
Due from related parties (Note 8)	269	235
	$8,643	$13,848

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

5.          PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2013	$161,097	$29,400	$12,924	$3,442	$1,713	$27,746	$236,322
Additions	92,341	57,649	-	1,616	323	11,326	163,255
Foreign exchange movement	(1,518)	(286)	(125)	(33)	(7)	(270)	(2,239)
Balance, August 31, 2014	251,920	86,763	12,799	5,025	2,029	38,802	397,338
Additions	66,504	54,256	-	-	672	3,603	125,035
Foreign exchange movement	1,686	596	88	35	8	266	2,679
Balance, May 31, 2015	$320,110	$141,615	$12,887	$5,060	$2,709	$42,671	$525,052

ACCUMULATED DEPRECIATION
Balance, August 31, 2013	$-	$-	$-	$374	$822	$2,409	$3,605
Additions	-	-	-	233	240	5,683	6,156
Foreign exchange movement	-	-	-	(4)	(4)	(23)	(31)
Balance, August 31, 2014	-	-	-	603	1,058	8,069	9,730
Additions	-	-	-	266	336	5,517	6,119
Foreign exchange movement	-	-	-	4	3	55	62
Balance, May 31, 2015	$-	$-	$-	$873	$1,397	$13,641	$15,911

Net book value, August 31, 2014	$251,920	$86,763	$12,799	$4,422	$971	$30,733	$387,608

Net book value, May 31, 2015	$320,110	$141,615	$12,887	$4,187	$1,312	$29,030	$509,141

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Project 1

Project 1 is located in the Western Bushveld region of South Africa and is currently in development. Project 1 costs are classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide. In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds were classified as restricted cash and were fully depleted in fiscal 2014. No work was carried out on Project 3 during the period.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $65,925 at May 31, 2015 ($75,741 – August 31, 2014), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its US$21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its US$21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve has diluted in the current period to approximately a 17.1% holding.

All funding provided by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) to Maseve for development and construction at Project 1 since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At May 31, 2015 Maseve owed PTM RSA approximately R1,188 million ($121.8 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is considering alternatives to bring additional qualified BEE investment into Maseve if and when instructed by the DMR. The Company may also undertake a transaction unilaterally. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide now holds only approximately 17.1% of the equity in Maseve. The DMR officials have stated that overall performance against the Mining Charter objectives in beneficiation will be considered for overall compliance. No notice of compliance or non-compliance with the Mining Charter has been received by the Company at the time of writing.

ii.	Other financial information – Project 1

At May 31, 2015 the Company had $5,619 posted in cash for environmental performance and other guarantees in South Africa, of which approximately $5,512 relates to Project 1 ($5,036 – August 31, 2014). In October 2012 a third party insurer posted a bond in the amount of $6,002 (R58.5 million) to the credit of the DMR in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right after which the DMR released $6,260 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,284 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,284 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company pays an annual fee of approximately $64 (R600,000) to the insurer as compensation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

6.          EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance, August 31, 2013	$ 17,194	$ 5,253	$ 22,447
Additions	15,885	602	16,487
Recoveries	(2,800)	-	(2,800)
Write-downs	(1,967)	(3,388)	(5,355)
Foreign exchange movement	(167)	-	(167)
Balance, August 31, 2014	$ 28,145	$ 2,467	$ 30,612
Additions	8,450	353	8,803
Recoveries	(3,444)	-	(3,444)
Write-downs	-	(2,820)	(2,820)
Foreign exchange movement	192	-	192

Balance, May 31, 2015	$ 33,343	$ -	$ 33,343

(a) Republic of South Africa

		May 31, 2015	August 31, 2014
Project 3 – see Note 5(i)		$3,183	$3,161

Waterberg JV	Acquisition costs	29	21
	Exploration and evaluation costs	34,812	27,811
	Recoveries	(15,081)	(11,557)
		19,760	16,275
Waterberg Extension	Acquisition costs	26	22
	Exploration and evaluation costs	10,367	8,653
		10,393	8,675
War Springs	Acquisition costs	-	128
	Exploration and evaluation costs	-	3,377
	Recoveries	-	(2,104)
	Write-down	-	(1,401)
		-	-
Tweespalk	Acquisition costs	-	73
	Exploration and evaluation costs	-	634
	Recoveries	-	(157)
	Write-down	-	(550)
		-	-
Other	Acquisition costs	8	10
	Exploration and evaluation costs	1,001	1,029
	Recoveries	(1,002)	(1,005)
		7	34

Total South Africa		$33,343	$28,145

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Waterberg Project

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing October, 2009 JV agreement (the “JOGMEC Agreement”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects, as described below, are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Based on the June 2014 Waterberg resource estimate the number of ounces owned by each entity will not change with the revised ownership percentages. Under the 2nd Amendment JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018. An amount of US$8 million will be funded by JOGMEC to March 31, 2016, followed by the first US$6 million to be spent in each of the following two 12 month periods. Any amounts in excess of US$6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR to transfer title of the prospecting rights. The contribution of project assets to the new Waterberg JV Co. is pending DMR approval. The Company will not change its accounting treatment for the Waterberg JV and Waterberg Extension projects until closing. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

                  i.          Waterberg JV Project

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the North Limb of the Bushveld Complex, approximately 70 kilometers north of the town of Mokopane (formerly Potgietersrus). Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009. In September 2009, the DMR granted PTM RSA the prospecting right until September 1, 2012. Application for the renewal of this prospecting right for a further three years has been made and acknowledged by the DMR. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal. The original prospecting right was enlarged by a section 102 legal amendment in January 2013 and two further prospecting rights were granted to PTM RSA for the Waterberg JV Project on October 2, 2013. These prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into the JOGMEC Agreement. Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a US$3.2 million work requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling US$1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo's 26% share of costs on the Waterberg JV until the completion of a feasibility study. For accounting purposes, the Company fully consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $5,097 at May 31, 2015 ($4,017 – August 31, 2014), is accounted for as a non-controlling interest.

Since the earn-in period ended in May 2012 and up to May 31, 2015 an additional US$30.8 million has been spent on the Waterberg JV Project. The Company and Mnombo’s combined 63% share of this work totaled US$19.4 million up until March 31, 2015 (at which time the above mentioned 2nd Amendment comes into effect) with the remaining US$11.4 million funded by JOGMEC. As of May 31, 2015 an amount of US$0.50 million is due from JOGMEC against expenditures made on the Waterberg JV project since March 31, 2015.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

                  ii.          Waterberg Extension Project

The Waterberg Extension Project comprises contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR.

PTM RSA holds the prospecting rights for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. Before closing of the 2nd Amendment, the Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of the Company’s 49.9% shareholding in Mnombo. The Company had been carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project. Under the 2nd Amendment JOGMEC will fund US$20 million in expenditures to March 31, 2018 on the combined Waterberg project.

To March 31, 2015 US$9.1 million has been spent on the Waterberg Extension Project. Mnombo’s combined 26% share of this work totalled US$2.4 million up until March 31, 2015, at which time the above mentioned 2nd Amendment comes into effect. At May 31, 2015, an amount of US$0.40 million is due from JOGMEC against expenditures made on the Waterberg Extension projects since March 31, 2015.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

As no work was carried out on the War Springs or Tweespalk properties during the previous year the Company wrote off all deferred costs related to these properties while continuing to hold them.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

(b) Canada

		May 31, 2015	August 31, 2014
Newfoundland & Labrador	Acquisition costs	$194	$173
	Exploration and evaluation costs	805	474
	Write-down	(999)	-
		-	647
Northwest Territories	Acquisition costs	134	134
	Exploration and evaluation costs	1,687	1,686
	Write-down	(1,821)	-
		-	1,820
Ontario	Acquisition costs	-	570
	Exploration and evaluation costs	-	2,818
	Write-down	-	(3,388)
		-	-

Total Canada		$-	$2,467

Newfoundland and Labrador

On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador. The agreement consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property and Benton retaining a 1% NSR. The Company does not plan to continue exploration on the project and $999 of deferred acquisition and exploration costs were written off in the current period.

Northwest Territories

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration Corp. for a payment of $50 and a 1.0% NSR. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013. To date five annual lease payments and application fees have been paid. Total acquisition costs are $134. The Company does not plan to continue to make future lease payments and all deferred acquisition and exploration costs of $1,821 were written off in the current period.

Thunder Bay, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totaling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400 in exploration expenditures over a three year period, with an initial cash payment to the Company of $25. The Company will retain a 1% NSR once LDI has completed the option earn in. During the year ended August 31, 2014 all deferred acquisition and exploration costs were written off for all Ontario properties.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

7.          SHARE CAPITAL

(a)         Authorized

Unlimited common shares without par value.

(b)         Issued and outstanding

At May 31, 2015, the Company had 768,943,030 shares outstanding.

During the nine months ended May 31, 2015, the Company closed an offering of 214.8 million shares at a price of US$0.53 ($0.61) per share resulting in gross proceeds of US$113.8 million ($132 million). The offering closed December 31, 2014 with net proceeds to the Company after fees, commissions and costs of approximately US$106 million ($124 million).

During the nine months ended May 31, 2015 the Company issued 2,830,188 common shares at a deemed price of US$0.53 per share in connection with the Senior Secured Loan Facility entered into on February 16, 2015 (Note 3). The total issue price of US$1.5 million represents 3.75% of the principal amount of the Facility.

(c)         Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2013	15,808,500	$1.58
Granted	6,575,000	1.30
Exercised	(53,300)	1.00
Expired	(2,585,700)	1.63
Options outstanding at August 31, 2014	19,744,500	1.48
Granted	9,430,000	0.65
Cancelled	(100,000)	1.53
Options outstanding at May 31, 2015	29,074,500	$1.21

Number
Outstanding and		Average Remaining
Exercisable at		Contractual Life
May 31, 2015	Exercise Price	(Years)
9,405,000	$ 0.65	4.72
3,254,000	0.96	2.27
100,000	1.05	3.00
125,000	1.20	1.60
9,994,000	1.30	3.68
75,000	1.38	1.72
35,000	1.40	2.80
3,659,000	2.05	0.93
2,327,500	2.10	0.49
50,000	2.20	0.52
50,000	2.57	0.60
29,074,500		3.23

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

The stock options outstanding have an intrinsic value of $Nil at May 31, 2015.

During the nine months ended May 31, 2015, the Company granted 9,430,000 stock options (May 31, 2014 – 5,825,000). The Company recorded $2,664 ($1,398 expensed and $1,266 capitalized to mineral properties) of compensation expense for the period ended May 31, 2015 (May 31, 2014 - $3,368 ($2,222 expensed and $1,146 capitalized to mineral properties)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options. Assumptions used in valuing stock options granted during the period ended May 31, 2015 and 2014 follow:

Period ended	May 31, 2015	May 31, 2014
Risk-free interest rate	0.60%	1.48%
Expected life of options	3.8 years	3.7 years
Annualized volatility	60%	60%
Forfeiture rate	0%	0%
Dividend rate	0.00%	0.00%

8.          RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the nine months ended May 31, 2015, $227 ($264 – May 31, 2014) was paid to independent directors for directors’ fees and services.

(b)

During the nine months ended May 31, 2015, the Company accrued or received payments of $77 ($77 – May 31, 2014) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $53 ($69 – May 31, 2014) due from West Kirkland.

(c)

During the nine months ended May 31, 2015, the Company accrued or received payments of $Nil ($24 – May 31, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $206 ($203 – May 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the parties.

9.          CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $2,811 to August 31, 2019.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R168.87 million ($17.32 million at May 31, 2015) to fiscal 2016 of which R72.44million ($7.43 million at May 31, 2015), has been paid, leaving R96.43 million ($9.89 million) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

In November 2012, Maseve entered into a water supply agreement with Magalies Water, a body corporate constituted in terms of the provisions of the Water Services Act, 1997 (Act 108 of 1997). In terms of the agreement Maseve is required to contribute to the Pilansberg Water Scheme to the amount of R142 million. Contributions to the scheme can be in the form of cash contributions or via infrastructural builds jointly managed by Maseve and Magalies. As at May 31, 2015, Maseve has contributed R63 million to the scheme, leaving R79.23 million ($8.13 million at May 31, 2015) of the commitment outstanding.

From period end the aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$166	$995	$1,115	$535	$2,811
ESKOM – power	9,894	-	-	-	9,894
Magalies water	8,129	-	-	-	8,129
Tailings & Surface Infrastructure	30,936	-	-	-	30,936
Mining development	2,531	-	-	-	2,531
Mining equipment	8,467	-	-	-	8,467
Loan Standby Fees (Note 3)	663	879	-	-	1,542
Other property expenditures	11,651	-	-	-	11,651
Totals	$72,437	$1,874	$1,115	$535	$75,961

The above contracts are subject to the following estimated break fees in the event of cancellation at May 31, 2015:

Concentrator plant and surface infrastructure	$10,207
Magalies water	8,127
ESKOM	7,266
Mining equipment	3,584
Other	4,253
$33,437

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

10.        SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Nine months ended	May 31, 2015	May 31, 2014

Amounts receivable, prepaid expenses and
other assets	$371	$(692)
Accounts payable and accrued liabilities	(200)	(454)
	$171	$(1,146)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

11.        SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis follows:

Assets

	May 31, 2015	August 31, 2014
Canada	$61,320	$118,174
South Africa	596,934	432,065
	$658,254	$550,239

Substantially all of the Company’s capital expenditures are made in South Africa; however the Company also has exploration properties in Canada.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Nine months ended	May 31, 2015	May 31, 2014

Canada	$387	$(7,742)
South Africa	(3,889)	113
	$(3,502)	$(7,629)